File No. 69-00401

                SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.
                   ____________________________

                       Form U-3A-2 for 1999

          Statement by Holding Company Claiming Exemption
         Under Rule U-2 From the Provisions of the Public
                Utility Holding Company Act of 1935

               To Be Filed Annually Prior to March 1

                QUESTAR REGULATED SERVICES COMPANY
                         (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Questar Regulated Services Company ("Regulated Services" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East 100 South, P.O. Box 45360, Salt Lake City, Utah 84145-0360. It is a wholly owned subsidiary of Questar Corporation ("Questar") which claims an exemption as a holding company under the Public Utility Holding Company Act of 1935 (the "PUHCA"). Regulated Services was created to perform specified administrative services for Questar Gas Company ("Questar Gas") and Questar Pipeline Company ("Questar Pipeline"). Effective January 1, 1997, it owns the outstanding shares of common stock issued by Questar Gas and Questar Pipeline. On December 31, 1996, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission and has filed Form U-3A-2's on a timely basis since then.

     Questar Gas is a Utah corporation with the same address noted above for Regulated Services. It is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho. It is a "gas utility company" as that term is defined in the PUHCA. Questar Gas also transports natural gas for industrial users in Utah and Wyoming. Questar Gas's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Questar Gas has a contract to sell and transport natural gas to one customer in Colorado. This isolated activity is not subject to the jurisdiction of the Colorado Public Utilities Commission. Questar Gas's customers in Idaho are served under the provisions of its Utah tariff. Pursuant to a special contract with the Idaho Public Utilities Commission, Questar Gas's Idaho natural gas service is regulated by the Public Service Commission of Utah.
     Questar Pipeline is a Utah corporation with its principal place of business at the same address noted above. It transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado. It does not make any sales of natural gas and is not a gas utility company.
     As of January 1, 1999, Regulated Services owns a third subsidiary, Questar Energy Services, Inc. ("QES") that does not make any sales of natural gas and is not a gas utility company. QES performs energy management services, appliance financing, and other activities.
     Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company. Employees in Regulated Services perform accounting, human resources, legal, marketing, engineering, and communication services for Questar Gas, Questar Pipeline, and QES.
     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

     Questar Gas was distributing natural gas to 686,317 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, southeastern Idaho, and western Colorado as of year-end 1999. Of these customers, 662,897 were located in Utah, 21,904 were located in southwestern Wyoming, 1,515 were located in southeastern Idaho, and one was located in western Colorado. Questar Gas owns and operates approximately 20,696 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 19,753 miles in its Utah distribution system.
     Under the terms of a settlement agreement among Questar Gas, Wexpro Company ("Wexpro," an affiliate) and various state parties ending several years of litigation, Questar Gas owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981. Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Questar Gas's retail natural gas customers. Gas owned by Questar Gas but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies. Gas owned by Questar Gas (including related royalty gas) constituted 49 percent of Questar Gas's total gas supply in 1999 and is reflected in its rates at "cost-of-service" prices.
     Questar Gas is directly responsible for all gas acquisition activities. Questar Pipeline transports gas volumes purchased directly by Questar Gas and transports cost-of-service gas owned by Questar Gas and produced by Wexpro. Questar Gas takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah, Wyoming and Colorado. Questar Gas does not currently own any interstate transmission lines or gas manufacturing plants.
     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

     During the 1999 calendar year, Questar Gas sold 92,024,000 decatherms ("Dth") of natural gas, including 82,201,000 Dth at retail (defined as residential and commercial customers), and transported 51,643,000 Dth of natural gas. (Questar Gas generally reports volumes in Dth; a Dth is equal to ten therms or one million Btu's. In Questar Gas's gas system, each Mcf of natural gas contains approximately 1.045 Dth.) For purposes of this report, Questar Gas's "retail" customers are general service or residential and commercial customers. The 9,823,000 Dth difference between the total sales number and the retail sales number includes sales to industrial customers that are not involved in resale transactions and sales of natural gas to refueling stations that are resold for natural gas vehicles. Questar Gas's total revenues for 1999 were $449,937,000, of which $413,067,000 were attributable to its operations in Utah, $18,274,000 were attributable to its operations in Wyoming, $121,000 were attributable to its operations in Colorado, and $952,000 were attributable to its operations in Idaho. (Questar Gas's total 1999 revenues included $17,523,000 in addition to revenues from gas deliveries.) Questar Gas did not distribute any manufactured gas during such calendar year.
          (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

     During the 1999 calendar year, Questar Gas distributed at retail 3,205,000 Dth of natural gas outside the state of Utah, Questar Gas's state of incorporation.
          (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

     During 1999, Questar Gas sold 447,000 Dth of natural gas outside the state of Utah, or at the state line of such state, to industrial customers and to natural gas refueling stations. Questar Gas, during 1999, also transported 382,000 Dth of natural gas outside Utah. Questar Gas did not sell at wholesale any manufactured gas during 1999.
          (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

     During the 1999 calendar year, Questar Gas purchased 31,072,000 Dth of natural gas or approximately 33 percent of its total gas supply outside the state of Utah or at the state line. Regulated Services did not purchase any gas volumes.
     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     None. Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     None. Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

     None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.


                             EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     The following exhibits are attached to and made a part of this filing:

Exhibit A-1       Consolidating Statement of Income, Questar Regulated
                  Services Company as of December 31, 1999.

Exhibit A-2       Consolidated Statement of Common Shareholder's
                  Equity, Questar Regulated Services Company as of
                  December 31, 1999.

Exhibit A-3       Consolidating Balance Sheet, Questar Regulated
                  Services Company as of December 31, 1999.


                             EXHIBIT B

    If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically, the registrant shall furnish a Financial Data
Schedule.

    The requested Financial Data Schedule information has been submitted.

                             EXHIBIT C

    An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

    Not applicable. The Company does not have an interest in any exempt wholesale generator or foreign utility company.


     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 2000.


                              QUESTAR REGULATED SERVICES COMPANY

Attest:


/s/Connie C. Holbrook         By  /s/D. N. Rose
Connie C. Holbrook                D. N. Rose
Secretary                         President and
                                  Chief Executive Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                        Connie C. Holbrook
                             Secretary
                Questar Regulated Services Company
                180 East 100 South, P.O. Box 45360
                  Salt Lake City, Utah 84145-0360